UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 31, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:
Name Stuart MacKenzie
Title: Group Secretary
Date: May 31, 2010

31 May 2010
LGL updates Bonikro Reserves and Resources
Lihir Gold Limited (LGL) has updated mineral reserves and resources at its Bonikro operation in Côte d’Ivoire.
Reserves
Total ore reserves at 31 March 2010 were 760,000 ounces. This compares with the previous stated reserve of 930,000 oz at October 2006. The movement in reserve is due to the following factors:
1.	Mining depletion of 275,000 ounces

2.	An increase in the gold price assumption from US$550/oz to US$900/oz

3.	Changes to the resource model

4.	Pit re-optimisation

5.	Changes to cost assumptions

6.	Reduction in cut-off grade from 0.6g/t to 0.5 g/t
The latest reserve estimate does not take into account drilling since November 2009, and does not include any estimates related to the nearby Hiré district. Results received since November will be included in the next estimation which is expected to be completed later this year to coincide with the upgrade of Hiré resources and reserves and as part of the Bonikro expansion feasibility study.
The following table sets out the ore reserves by category:
Bonikro Reserves Statement – 31 March 2010
Ore Reserves: Bonikro, March 31, 2010 (1)

	Tonnes	Average Grade	Contained Ounces
	(Million)	(Au g/t)	(Au, kozs)
Proved	—	—	—
Probable	16.1	1.41	729
Sub Total	16.1	1.41	729

Stockpile (4) (Proved)	1.1	0.86	31
TOTAL	17.2	1.38	760
Notes:

1.	Reserves quoted for March 31, 2010 are those remaining below the March 31, 2010 mining surface, based on the February 2010 resource model.

2.	Cut-off grade of 0.5 Au g/t as calculated using current costs.

3.	Reserves are based on a maximum profit with an assumed life of mine gold price of US$900 per ounce. The quantity of contained gold does not indicate the quantity that will ultimately be recovered.

4.	Stockpile is ore above the cut-off as at March 31, 2010.

5.	Rounding, conforming to the JORC Code, may cause some computational discrepancies

GPO Box 905
	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Lihir Services Australia Pty Limited	Fax: +617 3318 9203	Level 9, 500 Queen Street
ABN 33 116 067 611	Website: www.LGLgold.com	Brisbane QLD 4000 Australia

Page 2.
Resources
Mineral resources at Bonikro have been updated to 1,224Koz, based on the drilling up to the end of November 2009. This compares with the August 2009 resource estimate of 1,365Koz, which has since been depleted by mining. The updated resource reflects a reduction in the cut-off grade to 0.5g/t from 0.6g/t, in line with the revised gold price assumption of $900/oz, and a revised geological model.
The mineral resources are outlined in the following table:
Bonikro Resources Statement – 31 March 2010
Mineral Resources: Bonikro, March 31, 2010 (1)

Resource	Tonnes	Average Grade	Contained Ounces
Category	(Million)	(Au g/t)	(Au, kozs (2)
Indicated	21.5	1.33	918
Inferred	8.4	1.13	306
Total Resources	29.9	1.27	1,224

1.	Cut-off grade 0.5 g/t. Rounding, conforming to the JORC Code, may cause some computational discrepancies

2.	The number of contained ounces does not indicate the ounces that will be ultimately recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, mineral resources are converted to ore reserves
“This is a good outcome for the Bonikro operation and underpins its value prior to the completion of the expansion feasibility,” said LGL CEO Graeme Hunt, “and we expect the current drilling program to further enhance the resource base by year end.”
“Bonikro is an important centre for LGL’s operations in Côte d’Ivoire and provides a platform for further growth,” he said.

For further information contact:

Joe Dowling	Joel Forwood
GM Corporate Affairs	Manager Investor Relations
+61 7 3318 3308, +61 415 248 889	+61 7 3318 3331, +61 438 576 879
Competent Person
The information in this report that relates to Ore Reserves at Bonikro is based on information compiled by Nick Spicer, who is a member of the Australasian Institute of Mining and Metallurgy.
Nick Spicer is employed by Lihir Gold Limited in the role of Principal Mining Engineer. He has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. Nick Spicer consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
The information in this report that relates to Mineral Resources at Bonikro is based on information compiled by Mr Roy Kidd.
Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Gold Ltd in the role of Principal Geologist. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.